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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 008-33438 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 07/01/24 (MM/DD/YY) AND ENDING 06/30/25 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: COMPASS SECURITIES CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 BRAINTREE HILL PARK, SUITE 105
(No. and Street)

| BRAINTREE | MA | 02184 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| SCOTT CHAISSON | 781-35-6083 | scott@compasssecurities.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LARRY LIBERFARB, PC
(Name – if individual, state last, first, and middle name)

| 11 VANDERBILT AVENUE #220 | NORWOOD | MA | 02062 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 01/10/2006 | 2560 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

## OATH OR AFFIRMATION

I, SCOTT S. CHAISSON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of COMPASS SECURITIES CORPORATION, as of 6/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Tyler Michael Chaisson
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
08/02/2030

Signature: [signature]

Title:
PRESIDENT

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**COMPASS SECURITIES CORPORATION**

**FINANCIAL STATEMENTS**

**JUNE 30, 2025**

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Compass Securities Corporation

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Compass Securities Corporation as of June 30, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Compass Securities Corporation as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Compass Securities Corporation's management. Our responsibility is to express an opinion on Compass Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Compass Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 (Schedule I) and computation for determination of reserve and information relating to possession and control requirements for broker dealers under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) has been subjected to audit procedures performed in conjunction with the audit of Compass Securities Corporation's financial statements. The supplemental information is the responsibility of Compass Securities Corporation's management. Our audit procedures included determining whether the supplemental

information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 and computation for determination of reserve and information relating to possession and control requirements for broker dealers under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as Compass Securities Corporation's auditor since 2001.

Norwood, Massachusetts

September 11, 2025

**COMPASS SECURITIES CORPORATION**

**STATEMENT OF FINANCIAL CONDITION**

**30-Jun-25**

**ASSETS**

| | |
|---|---|
| Cash | $ 512,082 |
| Receivable from non-customers | 434,318 |
| Receivable from related entity | 5,949 |
| Operating lease right of use assets | 92,805 |
| | $ 1,045,154 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | |
|---|---|
| Liabilities: | |
| Accounts payable, accrued expenses and other liabilities | $ 328,628 |
| Due to related entity | 383,810 |
| Income taxes payable | 47,773 |
| Operating lease liability | 92,805 |
| Stockholder's equity: | 853,016 |
| Common stock, no par value, authorized 15,000 shares 100 shares issued and outstanding | 3,000 |
| Retained earnings | 189,138 |
| Total stockholder's equity | 192,138 |
| | $ 1,045,154 |

The accompanying notes are an integral part of these financial statements.

## COMPASS SECURITIES CORPORATION

## NOTES TO FINANCIAL STATEMENTS

**June 30, 2025**

### NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Revenue Recognition:

The Company complies with ASC Topic 606 Revenue from Contracts with Customers (ASC Topic 606). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transactions price (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

*Private placement commissions.* The Company recognizes contracts with customers which are composed of private placements. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual agreement is completed, which is typically at the closing of the transaction.

*Marketing representation fees.* The Company provides marketing representation services to clients, to help them obtain asset growth by obtaining additional assets. Such fees are recognized at the point of time when the Company's performance under the terms of the contractual agreement is completed, which is typically at the end of the quarter. Marketing representation fees are earned three different ways (a) on a quarterly basis based on percentage of assets under management, (b) quarterly retainers, and (c) a combination of retainers and a percentage of assets under management.

*12(b)1 and annuity trails.* The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved.

## NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. Annuity trails are earned either monthly, quarterly or annually based on the fund.

Receivables from Non-Customers:

The company has not provided an allowance for doubtful accounts because management believes all amounts are collectable.

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Advertising:

The Company's policy is to expense advertising costs as the costs are incurred.

Income Taxes:

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The Company files consolidated tax returns with three related organizations, Compass Capital Corporation, Compass Holdings Group Incorporated, and Compass Securities Insurance Agency, Inc.

## NOTE 2 - RELATED PARTY TRANSACTIONS

The Company, under the terms of an expense sharing agreement, utilizes office space, shares telephone service, and receives administrative and management consulting services from its parent company, Compass Holding Group Inc, (CHGI). The related party charged $472,283 for these services for the fiscal year ending June 30, 2025. At June 30, 2025 the Company owed $383,810 to CHGI.

Since these companies are related entities, operating results could vary significantly from those that would be obtained if the entities were autonomous.

## NOTE 3 – LONG TERM LEASES

Future minimum lease payments for non-cancelable operating leases at June 30, 2025 are as follows:

| Year Ended | |
|---|---|
| June 30, 2026 | $ 61,801 |
| June 30, 2027 | 31,004 |
| | $ 92,805 |

The Company adopted FASB ASC 842, Leases effective July 1, 2019. As such, the Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in the lease described in Note 2. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized on the present value of its future payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The company used a discount rate of 2.49%.

Amounts reported in the statement of financial condition as of June 30, 2025 were as follows:

| | |
|---|---|
| Operating Leases: | |
| Operating lease ROU assets | $92,805 |
| Operating lease liability | $92,805 |

## NOTE 4 – INCOME TAXES

Income tax expense consisted of the following:

| | |
|---|---|
| Current tax expense | |
| Federal | $3,233 |
| State | 1,540 |
| | $4,773 |

The Company is a member of a group that files a consolidated tax return.

## NOTE 5 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $79,250 which was $28,569 in excess of its required net capital of $50,691. The Company's net capital ratio was 9.593 to 1.

## NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

## NOTE 7 – UNCERTAINTY IN INCOME TAXES

Effective July 1, 2009, the Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of June 30, 2025, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

## NOTE 8 – EMPLOYEE BENEFIT PLAN

The Company has adopted a defined contribution retirement plan covering substantially all employees meeting minimum age and service requirements. The Company at its discretion may contribute to the plan an amount designated by management. For the year ended June 30, 2025, the Company elected to not contribute anything to the plan.

## NOTE 9 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including securities private placement fees, marketing representation fees, and 12(b)1 and annuity trails.

The accounting policies for fees are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the agency fee segment and decides how to allocate resources based on net income that is reported on the income statement. The measurement of the segment assets is reported on the balance sheet as total assets.

The chief operating decision maker uses net income to evaluate income generated from the segment assets (return on assets) in deciding whether to reinvest profits into the agency fee segment or into other parts of the entity. The chief operating decision maker also uses net income in competitive analysis by benchmarking competitors.

The Company derives revenue primarily from North America. The chief operating decision maker is the managing member.

## NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 11, 2025, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.